

November 17, 2020

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 N. Camden Drive
Suite 600
Beverly Hills, California 90210

Re: YayYo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 31, 2020
File No. 001-39132

Dear Mr. El-Batrawi:

We have reviewed your November 16, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 52

1. We note your response to prior comment 2. Please amend your Form 10-K to correct the conclusion regarding the effectiveness of your internal controls over financial reporting as of December 31, 2019. Also, revise your disclosures related to the effectiveness of your disclosure control and procedures as indicated in your response to prior comment 1.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ridgway Barker